Atmus Filtration Technologies Inc.

26 Century Boulevard

Nashville, Tennessee 37214

March 6, 2024

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Daniel F. Duchovny
Special Counsel

Re:	Atmus Filtration Technologies Inc.
Registration Statement on Form S-4
File No. 333-277051
CIK: 1921963

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Atmus Filtration Technologies Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, March 7, 2024, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Mark Mandel at (212) 626-4527.

Thank you for your assistance with this matter.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP